755 PAGE MILL ROAD PALO ALTO CALIFORNIA 94304-1018 TELEPHONE: 650.813.5600 FACSIMILE: 650.494.0792 WWW.MOFO.COM	MORRISON & FOERSTER LLP
NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA,
ORANGE COUNTY, DENVER,
SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING,
SHANGHAI, HONG KONG,
SINGAPORE, BRUSSELS

October 1, 2008	Writer’s Direct Contact
650.813.5640
sthau@mofo.com
By Telefacsimile and Mail
(202) 772-9217
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Michael Rosenthall
Mr. Jeffrey P. Riedler

Re:	Threshold Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-153475
Filed on September 15, 2008
Dear Mr. Rosenthall:
          On behalf of our client, Threshold Pharmaceuticals, Inc.(the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3 (File No. 333-153475) (the “Registration Statement”). On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for convenience purposes, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on September 15, 2008).
          For your convenience, comment 1 is repeated in bold and italicized type immediately prior to the Company’s response.
1.	We note that several selling shareholders are affiliated to broker-dealers. For each selling shareholder affiliated with a broker-dealer, please include the following representations:
•	the selling security holder purchased in the ordinary course of business; and

Michael Rosenthall
October 1, 2008
Page Two
•	at the time of the purchase of the securities to be resold, the selling security holder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
Selling security holders that are affiliated with broker-dealers and are not able to make these representations should be identified as underwriters in the prospectus. Please revise the prospectus as appropriate.
          RESPONSE:
          In response to the Staff’s comment, the Company has revised the disclosure to clarify that the following selling security holders (i) purchased the securities in the ordinary course of business and (ii) at the time of the purchase of securities to be resold, had no agreement or understanding, directly or indirectly, with any person to distribute the securities: Capital Ventures International, David E. Sweet, David L. Anderson, William H. Younger, Jr.; Diane J. Naar; Yu-Ying Chen; and Robert Yin. The revised disclosure appears on page 22.
* * * * *
          Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.
          In connection with responding to the Staff’s comments, the Company acknowledges the following:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Rosenthall
October 1, 2008
Page Three
Sincerely,
/s/ Stephen B. Thau
Stephen B. Thau

cc:	Harold E. Selick, Ph.D., Threshold Pharmaceuticals, Inc. Joel A. Fernandes, Threshold Pharmaceuticals, Inc.